UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2 Certificate of Notification

PORTLAND GENERAL ELECTRIC COMPANY
121 SW Salmon Street Portland, Oregon 97204

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1. Type of security or securities ("draft", "promissory note").

Five-year, unsecured, revolving credit facility and related promissory notes.

2. Issue, renewal or guaranty.

Issuance.

3. Principal amount of each security.

The principal amount will vary over time as borrowings are made and standby letters of credit are issued, but shall not exceed in the aggregate $400 million outstanding at any one time.

4. Rate of interest per annum of each security.

Rates for borrowings are variable: (i) LIBOR rate plus the Applicable Margin or (ii) the Applicable Margin plus the higher of (a) the publicly announced Prime Rate as denominated and set by JPMorgan Chase Bank, NA, as Administrative Agent and (b) the Federal Funds rate plus 1/2 of 1%.

Rate applicable to standby letters of credit is the Applicable Margin.

The Applicable Margin is based on the long-term senior unsecured debt ratings of Portland General Electric Company and ranges from 0.25% to 0.75%.

5. Date of issue, renewal or guaranty of each security.

May 27, 2005.

6. If renewal of security, give date of original issue.

Not Applicable.

7. Date of maturity of each security (in the case of demand notes, indicate "on demand").

May 27, 2010.

8. Name of the person to whom each security was issued, renewed or guaranteed.

JPMorgan Chase Bank, NA, as Administrative Agent for a bank syndicate.

9. Collateral given with each security, if any.

None.

10. Consideration received for each security.

The right to borrow, repay and re-borrow up to $400 million until maturity and issuance of $23,373,634 of the following standby letters of credit:

Beneficiary	Amount	Issue, Renewal or Replacement	Date of Issue, Renewal or Replacement	Original Issue Date	Maturity Date
Natural Gas Exchange Inc	$1,500,000	Replacement	05/27/2005	05/06/2003	12/20/2005
Gas Transmission Northwest Corporation	717,475	Replacement	05/27/2005	2/27/2004	3/01/2006
The Climate Trust	5,376,019	Replacement	05/27/2005	01/07/2005	01/07/2006
State of Oregon	3,780,140	Replacement	05/27/2005	01/10/2005	01/07/2006
PPM Energy, Inc	10,000,000	Replacement	05/27/2005	2/25/2005	2/27/2006
Tractebel Energy Marketing, Inc	2,000,000	Replacement	05/27/2005	3/04/2005	2/28/2006

11. Application of proceeds of each security.

General corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

(a) the provisions contained in the first sentence of Section 6(b).

(b) the provisions contained in the fourth sentence of Section 6(b).

(c) the provisions contained in any rule of the Commission other than Rule U-48. [X]

(If reporting for more than one security insert the identifying symbol after applicable statement.)

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

Not Applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

Not Applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

PORTLAND GENERAL ELECTRIC COMPANY

Date:	June 6, 2005	By:	/s/ William J. Valach
William J. Valach Assistant Treasurer